[Letterhead of Simpson Thacher & Bartlett LLP]

November 9, 2009

VIA EDGAR

Re:	Dollar General Corporation Registration
Statement on Form S-1
File No. 333-161464

H. Christopher Owings, Assistant Director

John Fieldsend, Attorney-Adviser
Catherine T. Brown, Attorney-Adviser
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Owings, Mr. Fieldsend and Ms. Brown:

On behalf of Dollar General Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.875 per share, marked to show changes from Amendment No. 3 to the Registration Statement as filed on October 30, 2009.

In addition, we are providing the following responses to your comment letter, dated November 6, 2009, regarding Amendment No. 3 to the Registration Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4.

The responses and information described below are based upon information provided to us by the Company.

Prospectus Summary, page l

1.                                      Please disclose in an appropriate location in your summary that Buck Holdings, L.P. will beneficially own between 88% and 89.5% of your common stock after the offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 77 of Amendment No. 4 to indicate that Buck Holdings, L.P. will beneficially own approximately 89.5% (or approximately 88% if the underwriters exercise their option to purchase additional shares in full) of the Company’s common stock following the offering.

Capitalization, page 29

2.                                      Please provide us with your calculations for the amounts reflected in the “As Adjusted” column. In your response, please show us all of the changes made to the amounts in the “Actual” column to arrive at the “As Adjusted” amounts. We believe that the amounts of adjustments made to the “Actual” column to arrive at the “As Adjusted” column should be clearly identified in your disclosure. If you are including adjustments relating to income taxes or to the discount on the Notes, your disclosure should make that clear. If you are not including the premiums you expect to pay in connection with the redemption of the Notes in the “As Adjusted” amounts, please either revise your capitalization table to include these amounts as adjustments or tell us why you believe it is not appropriate to do so.

In response to the Staff’s comment, the Company has revised the disclosures related to the capitalization table to include a detailed explanation of the adjustments made to the “Actual” column to arrive at the “As Adjusted” column.

3.                                      Refer to footnote one at the bottom of page 29. If not explained in your response to the above comment, please explain to us why the decrease in debt and increase in equity differ from the 521.5 million of additional net proceeds disclosed in the first paragraph on page 27. Additionally, please tell us why the amounts of the decrease in your senior notes and total long-term obligations are not presented as negative numbers, as this footnote appears to indicate that such decreases would be shown as negative amounts.

In response to the Staff’s comment, the Company has revised the disclosure in footnote one at the bottom of page 29 of Amendment No. 4 to explain that the disclosure in the “Capitalization” section considers the application of the potential additional proceeds, while the disclosure in the “Use of Proceeds” section only considers the total additional net proceeds (without the application of such amounts). The redemption of debt with the additional proceeds would generate further losses on such redemption (corresponding to those described in our response to comment 2 above explaining the changes in equity and debt based on net proceeds at the mid-point of the offering range) associated with premiums paid, debt discount, writeoffs of debt issuance costs, and related income tax effects, which would further reduce equity so that the increase in equity and the decrease in debt are less than the incremental net proceeds received.  In further response to the Staff’s comment, the Company has revised the disclosure on page 29 of Amendment No. 4 to clarify that the decrease in senior notes and total long-term debt obligations would be shown as positive amounts.

Dilution, page 31

4.                                      It appears that the dilution per share to new investors as seen in your table on page 31 should be presented as a negative number. Please revise or explain.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of Amendment No. 4 to reflect the dilution to new investors as a negative number.

Principal and Selling Shareholders, page 135

5.                                      We note that Buck Holdings, L.P. is the only selling shareholder in this offering. If true, please revise the disclosure throughout your document to indicate that you have only one selling shareholder. For example, on page seven, you refer to your “selling shareholders.”

In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement to refer to the “selling shareholder.”

6.                                      Please tell us whether Buck Holdings is a broker-dealer or affiliated with a broker-dealer. If Buck Holdings is a broker-dealer, please disclose that it is an “underwriter” within the meaning of the Securities Act of 1933.

In response to the Staff’s comment, the Company supplementally advises the Staff that Buck Holdings is not a broker-dealer but is an affiliate of a broker-dealer.

7.                                      Also, if Buck Holdings, L.P. is an affiliate of a broker-dealer, please disclose, if true, that it purchased the shares in the ordinary course of business and it had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of the purchase of the securities to be resold. If either or both of these statements are not true, please revise your document to state that Buck Holdings is an “underwriter” within the meaning of the Securities Act of 1933.

In response to the Staff’s comment, the Company has revised footnote 1 on page 135 of Amendment No. 4 to reflect that Buck Holdings, L.P. purchased the shares in the ordinary course of business and it had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of the purchase of the      securities to be resold.

Financial Statements for the Period Ended July 2009, page F-61

Note 1. Basis of Presentation, pace F-65

8.                                      Please tell us why the issuances of common stock at par value reflected in your Statements of Stockholders’ Equity during the year ended January 30, 2009 and the six months ended July 31, 2009 are not included in the tabular presentation added on page F-66 in response to comment ten in our letter dated October 8, 2009. Also, please tell us why these issuances of stock are shown in your Statements of Stockholders’ Equity as having no net impact on your total equity. This table should include all equity granted during the most recent 12 month period. Please either revise the table or tell us why you believe no revision is necessary.

In response to the Staff’s comment, the Company has included tabular disclosure on page F-67 to reflect the issuance of all common stock in the most recent twelve month period, in addition to the previous disclosure which only included stock option grants during such period. Additionally, these issuances of common stock do not result in net increases to Shareholders’ Equity as these shares are subject to stockholder agreements which include certain put and call options. These features require these shares to be presented in the balance sheet as “Redeemable common stock” which is presented separately from Shareholders’ Equity in accordance with ASR 268, EITF D-98 and SEC Staff Accounting Bulletin Topic 14.E (SAB 107), all of which is disclosed in footnote 10 “Share-based payments” in the Company’s annual consolidated financial statements. As part of our revision to the tabular disclosure described above, we have included a note explaining the balance sheet presentation of these issuances of common stock.

Exhibit 5.1

9.                                      Please have counsel confirm to us that it concurs with our understanding that its reference to the Tennessee Business Corporation Act includes all applicable statutory provisions and all applicable provisions of the Tennessee Constitution and any reported judicial decisions interpreting these laws. Please provide this confirmation in writing either by having counsel revise its opinion or by having counsel file a separate letter including the confirmation as correspondence on EDGAR, as the confirmation will be part of the Commission’s official file regarding this registration statement.

In response to the Staff’s comment, the Company has filed with Amendment No. 4 a revised Exhibit 5.1 that addresses the Staff’s comment.

10.                               In the penultimate paragraph of the opinion, counsel states that the opinion is “given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur which could affect the opinions....” Please be advised that in order for your registration statement to be declared effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove the limitation from the opinion.

In response to the Staff’s comment, the Company has filed with Amendment No. 4 a revised Exhibit 5.1 that addresses the Staff’s comment.

* * * * *

Please do not hesitate to call Joseph Kaufman at 212-455-2948 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Dollar General Corporation
Susan S. Lanigan, Esq.